EX-99.23(g)(34)

HOLDING ACCOUNT AGREEMENT
(“Agreement”)

The Bank of Nova Scotia, acting through its ScotiaMocatta division (“Scotiabank”) and JNL Series Trust, on behalf of JNL/Ivy Asset Strategy Fund (the “Customer”) hereby agree that Scotiabank will provide, to the Customer, storage and related services for gold, silver, platinum, and palladium in bullion form (“Precious Metals”), in Toronto, Ontario, New York, New York, and such other locations as to which the parties may agree, pursuant to the following terms and conditions:

1. Holding Account. Scotiabank will hold Precious Metals for the account of the Customer, at mutually agreed upon locations, including, without limitation, in Toronto, Ontario and New York, New York pursuant to the terms of this Agreement.  Such Precious Metals that will be held for or owed to the Customer by Scotiabank shall be held on an allocated and segregated basis and shall be free and clear of any lien or claim which Scotiabank may have against the Customer, its agents, officers or employees, its customers or any other person, except where such claims arise from costs associated with this Agreement.  For the purposes of this Agreement and as may be mutually agreed, Scotiabank may deposit all or part of the Precious Metals at such other branch or agency or correspondent of Scotiabank or with a sub-custodian, agent or depository appointed by Scotiabank to perform custodial and safekeeping duties with respect to Precious Metals.

2. Withdrawal, Receipt.  Scotiabank will release Precious Metals from the Customer’s account upon receipt of specific written and signed instructions from an authorized representative of the Customer, such written instructions to be provided at least two (2) full Business Days (hereinafter defined) prior to the release date.  Out charges (at a mutually agreed upon rate) will apply if the Precious Metals are to be removed from Scotiabank custody.  No out charges would apply if Precious Metals are sold to Scotiabank.

Scotiabank will receive Precious Metals for the Customer’s account upon the specific written and signed instructions from an authorized representative of the Customer, such written instructions to be received by Scotiabank at least two (2) full Business Days prior to the date of receipt of such Precious Metals by Scotiabank.

Upon release of Precious Metals from the Customer’s account or upon the receipt of Precious Metals into the Customer’s account, Scotiabank will send written confirmation (specifying the quantity involved) to the Customer, identifying either to whom the material was released or from whom the material was received.

For the purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which banks are authorized or required by law to close in Toronto, Canada or New York, New York.

3. Authorized Representative.  The parties hereto will, from time to time, notify each other in writing of the names of those persons who are to be their authorized representatives for the purposes hereof and shall provide to each other specimen signatures of such persons.  Until written notice to the contrary is received, each party is entitled to assume that the most recent list of the names of authorized representatives provided to it will continue to be up-to-date and accurate.

4. Authenticity.  Scotiabank has not and will not ascertain nor will it be responsible or liable for the authenticity or correctness of markings on, or the weight, contents, composition or fineness of Precious Metals received and held for the Customer.

5. Insurance.  Scotiabank agrees to maintain insurance satisfactory to the Customer against all risks of physical loss or damage except those for which insurance is not currently available, including, but not limited to, war, terrorist events, nuclear incident or government confiscations.  Scotiabank shall not cancel said insurance without 30 days’ prior written notice to the Customer.

6. Limitation of Liability and Indemnity.

(a)
Scotiabank shall not be liable for any losses, damages, liabilities or costs suffered or incurred by the Customer as a result of (i) any act or omission by Scotiabank, if such act or omission was in accordance with the instructions on which Scotiabank is authorized to rely pursuant to the provisions of this Agreement, (ii) acting in accordance with instructions from any unauthorized person which Scotiabank, in good faith, believed to be authorized to give such instructions, (iii) improperly executing or failing to execute any instructions because of unclear instructions, failure of communications media or any other circumstances beyond Scotiabank’s control, (iv) the actions or inactions of any agent, representative or carrier not selected by Scotiabank, (v) those perils referred to in Section 5 “Insurance”, for which coverage is not currently available, or (vi) any other acts or omissions of Scotiabank (or any of its agents,  correspondents or sub-custodians) relating to this Agreement or the activities contemplated hereby except to the extent, if any, that such other acts or omissions constitute negligence or willful misconduct by Scotiabank.

(b)	Scotiabank shall not be liable for any indirect, special or consequential damages which may arise with respect to Scotiabank’s holding of the Precious Metals under this Agreement.

(c)
The Customer agrees to indemnify Scotiabank and its agents, nominees, correspondents and sub-custodians against and hold them harmless from all expenses (including legal fees), liability, claims, demands, losses, actions, proceedings and accounts arising out of the exercise of their duties hereunder, except such expenses, liability, claims, demands, losses, actions, proceeding and accounts arising from Scotiabank’s or its agents’, nominees’, correspondents’ or sub-custodians’ own negligence or willful misconduct.

(d)
The Customer shall pay and indemnify Scotiabank against any tax or other levy imposed with respect to the delivery, storage and release of Precious Metals held by Scotiabank pursuant to this Agreement.

(e)
Scotiabank agrees to indemnify the Customer against and hold it harmless from all expenses (including legal fees), liability, claims, demands, losses, actions, proceedings and accounts arising out of Scotiabank’s negligence and willful misconduct in the exercise of its duties hereunder.

7. Delay. Neither party shall be liable for any failure or delay to meet its obligations hereunder due to any causes beyond its control which shall include, but not be limited to, nuclear fission or fusion, radioactivity, war, terrorist event, invasion, insurrection, civil commotion, riot, strike, act of government or public authority or act of God.  In the event of any such delay, the time for performance shall be extended for a period equal to that during which the inability to perform continues.

8. Duration.  This Agreement shall continue for a period of one (1) year from the date of signing and will renew thereafter from year to year; provided that, this Agreement may be terminated at any time upon thirty (30) days’ written notice by either party to the other.  However, either party may at any time terminate this Agreement by written notice to the other if a party fails to perform any duty or obligation hereunder.

9. Trademark.  The Customer shall not, without obtaining Scotiabank’s prior written consent, use Scotiabank’s name or any of its trademarks or logos in any advertisement or in connection with any promotions or in its public relations with third parties.  Any consent previously given may be revoked if the use of Scotiabank’s name, or any of its trademarks or logos is at any time considered to be unacceptable by Scotiabank in its absolute discretion.

10. Fee.   With respect to Scotiabank providing the Customer with Precious Metals storage and related services in Toronto, Ontario, New York, New York and such other locations as to which the parties have agreed, the Customer agrees to pay Scotiabank a mutually agreed upon monthly fee determined pursuant to the custodian fee schedule approved by Scotiabank and the Customer and in effect from time to time.  An invoice respecting the Precious Metals held at each location shall be forwarded to the Customer on a monthly basis and the Customer will pay the fee to Scotiabank monthly against invoice within five (5) Business Days of its receipt of such invoice.  Any non-payment by the Customer of such fee shall relieve Scotiabank of its duties and obligations hereunder, if such non-payment continues for more than five (5) Business Days after the Customer has been notified in writing by Scotiabank of such non-payment.

11. Relationship between the Parties.   The parties understand and agree that neither this Agreement nor any operations hereunder shall be deemed to create a partnership, joint venture or agency relationship between the parties.  The parties acknowledge that neither party has a duty to supervise the other nor does it have authority to represent or contract for, bind, assume or create any obligation on the other’s  behalf, and shall not hold both parties to this Agreement out or represent to any person to the contrary.

12. No Third Party Beneficiaries. No third party is intended, or shall be deemed to be, a beneficiary of any provision of this Agreement.

13. Notices.   All notices, instructions or communications which are to be furnished under this Agreement, shall be in writing and may be given by being delivered by hand, sent by certified or registered mail (airmail, if overseas) or by being sent by facsimile transmission to the appropriate address or fax number as set forth below or to such other address or fax number as may hereafter be notified in writing by one party to the other party.  Any such notices, instructions or communications delivered by hand, sent by mail or given by facsimile transmission shall be effective upon the recipient’s receipt of same.

Customer notice information:

JNL Series Trust, on behalf of JNL/Ivy Asset Strategy Fund
225 West Wacker Drive
Suite 1200
Chicago, Illinois 60606

Attention: Mark D. Nerud
Tel. No.: 312-338-5801
Fax No.: 312-236-3911

Scotiabank notice information:

     (i)   With respect to Precious Metals held in storage with ScotiaMocatta, New York:

The Bank of Nova Scotia
ScotiaMocatta - New York
Metals Operation
One Liberty Plaza, 24th floor
New York, New York 10006
Tel. No.: (212) 225-6326
Fax No.: (212) 225-6315

     (ii)  With respect to back office operations:

The Bank of Nova Scotia
ScotiaMocatta
720 King Street West
4th Floor
Toronto, Ontario
M5E 2T3
Tel. No.:  (416) 645-6917
Fax No.:  (416) 866-6843

14. Severability.   In the event any one or more of the provisions of this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which, being valid, legal and enforceable, comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

15. Waiver.  Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

16. Amendment.  This Agreement may be amended or supplemented only by a written agreement signed by each party.

17. Headings. The headings in this Agreement are for purposes of reference only and shall not limit or affect any of the terms hereof.

18. Successors and Assigns. This Agreement shall be binding on all successors and assigns of both parties irrespective of change of firm name or personnel.  This Agreement may not be assigned by a party without the prior written consent of the other party.

19. Governing Law.  This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the State of New York (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and shall be treated in all respects as a New York contract.  Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New York with respect to any matter arising hereunder or related hereto.

20. Entire Agreement.  The provisions, terms and conditions of this Agreement represent the entire agreement between the parties and supersede any prior written or oral communications, discussions or understandings not incorporated herein. In the event inconsistencies exist between this Agreement and any prior written agreement or understanding, the terms of this Agreement shall prevail.

21. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one instrument.

22. Confidentiality.  Both parties agree to keep confidential all information (whether written or oral), ideas, techniques, records, and materials (“Confidential Information”) supplied by the other party, and shall not distribute the same to any other parties, at any time, except with the express written consent of the other party.  Both parties agree to discontinue use of and destroy, where applicable, pursuant to legal and regulatory requirements, all Confidential Information supplied by the other party upon termination of this Agreement.  Each party further agrees that the other party is hereby permitted to release Confidential Information in response to any subpoena or court order from a court of competent jurisdiction or government regulatory agency; provided that the other party is given reasonable prior notice to enable it to seek a protective order, and the other party may disclose only such Confidential Information which in the reasonable judgment of its counsel is required to be disclosed.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and do each hereby warrant and represent that, as applicable, their respective signatory whose signature appears below has been, and is on the date of this Agreement, duly authorized by all necessary and appropriate corporate action to execute this Agreement.

Date: 09/23/09	Date: Sep. 26, 2009
JNL Series Trust, on behalf of JNL/Ivy Asset Strategy Fund By: /s/ Mark D. Nerud Mark D. Nerud President	The Bank of Nova Scotia By: /s/ Manoj Agrawal MANOJ AGRAWAL Title: Director, Head
Corporate Address: 1 Corporate Way, Lansing, Michigan 48951	Address: Scotia Plaza, 68th Floor, 40 King Street West, Toronto, Ontario, M5H 1H1

Fee Schedule

The Bank of Nova Scotia is pleased to offer The JNL/Ivy Asset Strategy Fund the following rates regarding gold and silver storage at the ScotiaMocatta Depository which is adjacent to John F. Kennedy International Airport. Our modern, secure vault’s address is:

ScotiaMocatta Depository
230-59 International Airport Center Blvd.
Building C, Suite 120
Rockaway Blvd.
Jamaica, New York 11413

Gold

Bar Size	Monthly Storage/Bar	Monthly Storage/oz	Out Charge/Bar	Out Charge/oz
100 oz Bar	$3.00	3.0 cents	$3.00	3.0 cents
400 oz Bar	$7.00	1.75 cents	$8.00	2 cents
Kilos Bar	$1.00	3.10 cents approximately	$2.00	6.20 cents approximately

Silver

Bar Size	Monthly Storage/Bar	Monthly Storage/oz	Out Charge/Bar	Out Charge/oz
1000 oz Bar	$2.00	.002 cents	$1.50	.0015 cents